SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NxStage Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67072V103
(CUSIP Number)

John A. Willett, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022-4690
      Tel No. (212) 715-1001
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

   March 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 67072V103

1.	Names of Reporting Persons David S. Utterberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,524,462*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,524,462*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,524,462*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.2%*

14.	Type of Reporting Person (See Instructions) IN

* Includes (i) an option to purchase 1,497 shares of Common Stock at an exercise price of $0.34 per share, which option is immediately exercisable as of the date hereof and expires on November 1, 2008 (the “2008 Option”), (ii) an option to purchase 12,000 shares of Common Stock at an exercise price of $12.59 per share, which option is immediately exercisable as of the date hereof and expires on December 7, 2010 (the “2010 Option”), (iii) an option to purchase 14,000 shares of Common Stock at an exercise price of $10.83 per share, which option is immediately exercisable as of the date hereof and expires May 29, 2011 (the “2011 Option”), and (iv) an option to purchase 14,000 shares of Common Stock at an exercise price of $12.20 per share, which option is immediately exercisable as of the date hereof and expires May 29, 2012 (the “2012 Option,” and collectively with the 2008 Option, the 2010 Option and the 2011 Option, the “Options”).

Page 2of 5 Pages

The information in this Amendment No. 2 to Schedule 13D (this “Second Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D (as amended, the “Schedule 13D”) filed by David S. Utterberg with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2007 relating to the common stock, par value $0.001 per share (the “Common Stock”), of NxStage Medical, Inc. (the “Company”). This Second Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Capitalized terms used in this Second Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

Pursuant to the Director Compensation Policy, Mr. Utterberg received 2,604 shares of Common Stock as director compensation in lieu of cash compensation payable to non-employee directors of the Company on March 31, 2008. The closing price of a share of Common Stock on March 31, 2008, the last trading day of the quarter, was $4.32.

Item 5.  Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Mr. Utterberg may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,524,462 shares of Common Stock (which includes 41,497 shares of Common Stock issuable upon exercise by Mr. Utterberg of the Options), which constitute approximately 23.2% of the issued and outstanding shares of Common Stock.*

*The number of shares of Common Stock beneficially owned by, and the percentage of outstanding shares of Common Stock represented thereby for, Mr. Utterberg have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on an aggregate of 36,816,701 shares of Common Stock, which consists of (i) 36,775,204 shares of Common Stock issued and outstanding as of March 3, 2008, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2008 and (ii) 41,497 shares of Common Stock issuable upon exercise of the Options.

(b) Mr. Utterberg has the sole power to dispose of or direct the disposition of, and the sole power to vote or direct the vote of, 8,524,462 shares of Common Stock, when, as and if Mr. Utterberg exercises all the Options.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008	/s/ David S. Utterberg

Page 4of 5 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1
Stock Purchase Agreement dated as of June 4, 2007 between NxStage Medical, Inc. (the “Company”) and David S. Utterberg (the “Stock Purchase Agreement”) (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007).

2
Amendment No. 1 to the Stock Purchase Agreement, dated as of August 27, 2007, by the Company and David S. Utterberg (included as part of Annex A to the Company’s Proxy Statement dated September 11, 2007 on Schedule 14A filed with the SEC on September 12, 2007).

3
Escrow Agreement, dated as of October 1, 2007 among the Company, David S. Utterberg and Computershare Services, Inc., as escrow agent (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2007).

4	The Company’s Director Compensation Policy (previously filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2006).

5
Consulting Agreement dated as of October 1, 2007 among the Company, DSU Medical Corporation and David S. Utterberg (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007).

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